Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

Letter to the editor of the Charleston, WV, Gazette

By devoting much of your story to a commentary by the deputy Consumer Advocate, the Gazette has mischaracterized both Verizon’s acquisition of MCI and the state of telecom competition in West Virginia (“Verizon-MCI merger may hurt customers, critic says,” Feb. 15).

In today’s data/broadband world, with “long distance” rapidly disappearing as a stand-alone business, MCI’s leadership recognized that the world is changing. Because of MCI’s strength in IP technology and enterprise markets (areas in which Verizon wants to expand), it made sense for them to enter into a deal Verizon. In fact, it is a win-win proposition for the companies and their customers.

MCI is not an aggressive competitor in local telecommunications in West Virginia, but many other players are. Competition for enterprise and smaller business customers is particularly fierce, and consumers have a wide range of technological options to choose from, like cable- and Internet-based phone service, wireless, e-mail, text and instant messaging.

These new and emerging technologies compete for consumers’ communications needs that once were met solely by the wired telephone network. The deputy Consumer Advocate is wrong to disregard these technologies that have irreversibly reshaped the telecom marketplace.

We have entered a new age, where competition and consumer choice – not the number of lawyers per square foot in a hearing room— define the new telecom market. The Verizon-MCI deal creates a strong competitor and will help transform our company into a national broadband service provider. It will enable Verizon to bring advanced communications services to West Virginia businesses and residences faster and more economically. And that’s good for West Virginians.

H. Stan Cavendish

President

Verizon West Virginia

Charleston

Verizon Communications Inc. (Verizon) intends to file a registration statement, including a proxy statement of MCI, Inc. (MCI), and other materials with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about Verizon and MCI, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareholders with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2004 annual meeting of shareholders, dated March 15, 2004. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at investor.verizon.com/SEC/ and www.mci.com/about/investor_relations/sec/.